EXHIBIT 4.92

Share Sale Agreement

**Between DRD(Offshore) Limited, DRDGold Limited
and Emperor Mines Limited**

Table of contents

This share sale agreement

is made on   2005 between the following parties:

1   **DRD(Offshore) Limited** (114729C) of 14/15 Mount Havelock, Douglas, 1M 1 2QG, Isle of Man
      (DRD(Offshore)

2   **Emperor Mines Limited** (A.C.N. 007 508 787) of Level 1 , 490 Upper Edward Street, Spring Hill 4004, Brisbane,
      Queensland
      (Emperor)

3   **DRDGold Limited** a company registered in South Africa whose address is EBSCO House 4, 299 Pendoring Avenue, Blackheath, 2195, South Africa
      (DRDGold)

Recitals

A.   DRD(Offshore) owns the Sale Shares.

B.   DRD(Offshore) has agreed to sell and Emperor has agreed to purchase the Sale Shares on the terms set out in this agreement.

C.   DRDGold has agreed to guarantee the performance by DRD(Offshore) of its obligations contained in this agreement.

The parties agree

in consideration of, among other things, the mutual promises contained in this agreement:

1   Definitions and interpretation

1.1   Definitions

In this agreement:

"Accounts Date" means 30 September 2005.

"Adjustment Statement" means the statement to be prepared in accordance with the requirements of clause 7.4.

"ANZ Bank" means Australia and New Zealand Bank Limited and its subsidiaries and Related Bodies Corporate.

"ANZ Facility Agreement" means the credit facility agreement between Emperor, Emperor Gold Mining Company Limited, Koula Mining Company Limited and ANZ Bank dated 18 December 2002 (as amended).

"ASX" means the Australian Stock Exchange.

"Authorisation" includes:

(a)   any consent, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, approval, permit, authority or exemption from, by or with a Government Agency; and

(b)   in relation to anything which a Government Agency may prohibit or restrict within a specific period, the expiry of that period without intervention or action or notice of intended intervention or action.

"Authorised Dealer" means an authorised dealer as defined in the Exchange Control Regulations, 1961 (SA), promulgated in terms of the Currency and Exchanges Act, Act 9 of 1933 (SA).

"BDA" means Behre Dolbear Australia pty Ltd.

"Business" means, in respect of an entity, the primary business carried on by an entity.

"Business Day" means a day which is not a Saturday, Sunday or public holiday in New South Wales.

"Business Records" means all original and certified copies of the books, records, documents, information, accounts and data (whether machine readable or in printed form) owned by or relating to an entity or the property of an entity and any source material used to prepare them.

"Cash Consideration" means $30,000,000.

"Claim" means any claim, demand, legal proceedings or cause of action including, but not limited to, any claim, demand, legal proceedings or cause of action:

(a)   based in contract (including but not limited to breach of warranty);

(b)   based in tort (including but not limited to misrepresentation or negligence);

(c)   under common law; or

(d)   under statute (including but not limited to Part V or VI of the Trade Practices Act 1974 (Cth) or like provisions in any state or territory legislation),

in relation to DRD(Offshore) or DRDGold, which is in respect of the acquisition of DRD (IOM) or this agreement including, but not limited to, any claim for breach of warranty given by DRD(Offshore) under this agreement and in relation to Emperor, which is in respect of the issue of the Share Consideration to DRD(Offshore) or this agreement including, but not limited to, any claim for breach of warranty given by Emperor under this agreement.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 6.6 of this agreement.

"Completion Date" means the date on which Completion occurs as more particularly described in clause 6.1.

"Confidentiality Agreement" means the confidentiality and protocol agreement between DRDGold and Emperor dated 18 August 2005.

"Corporations Act" means the Corporations Act 2001.

"Cut Off Date" means 28 February 2006 or such later date as Emperor and DRD(Offshore) agree.

"DRD Convertible Loan Facility" means the loan agreement between DRD (IOM), Emperor and Emperor Gold Mining Company Limited dated 8 July 2005.

"DRD(Offshore)'s Disclosure Letter" means the disclosure letter from DRD(Offshore) to Emperor dated the same date as this agreement.

"DRD(Offshore)'s Warranties" means those warranties set out in Schedule 1 to this agreement.

"DRDGold Group" means DRDGold and all of its Related Bodies Corporate.

"DRD (IOM)" means DRD (Isle of Man) Limited (number 94445C) of Grosvenor House, 66/67 Athol Street, Douglas, Isle of Man.

"DRD (IOM) Accounts" means the pro forma management accounts of the DRD (IOM) Group as at the Accounts Date after adjusting for the DRD(IOM) Reorganisation which are initialled for identification purposes by each party.

"DRD (IOM) Adjustment" means the adjustment amount calculated in accordance with clause 7 .3.

"DRD (IOM) Entities" means DRD (Porgera) Limited, Tolukuma Gold Mines Limited, DRD Australasia Services Company Pty Limited and Fortis Limited as represented in the structure diagram set out in specified in Part B of Schedule 3 to this agreement.

"DRD (IOM) Group" means DRD (IOM) and the DRD (IOM) Entities.

"**DRD (IOM) Reorganisation**" means the reorganisation of DRD (IOM) prior to Completion the key steps of which are described in Schedule 3;

"**Duty**" means any stamp, transaction or registration duty or similar charge imposed by a Government Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of the above.

"**Effective Date**" means 1 October 2005.

"**EGMC**" means Emperor Gold Mining Company Limited.

"**Emperor Accounts**" means the management accounts of Emperor as at the Accounts Date which are initialed for identification purposes by each party.

"**Emperor Adjustment**" means the adjustment amount calculated in accordance with clause 7.2.

"**Emperor Group**" means Emperor and all of its Related Bodies Corporate (including the DRD (IOM) Group following Completion).

"**Emperor Share**" means a fully paid ordinary share in the capital of Emperor.

"**Emperor's Disclosure Letter**" means the disclosure letter from Emperor to DRD(Offshore) dated the same date as this agreement.

"**Emperor's Warranties**" means those warranties set out in Schedule 2 to this agreement.

"**Encumbrance**" means any mortgage, charge, pledge, lien, encumbrance, assignment, hypothecation, security interest, title retention, preferential right, trust arrangement, contractual right of set-off or any other security agreement or arrangement in favour of any person.

"**Foreign Acquisitions and Takeovers Act**" means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

"**Government Agency**" means any government or governmental, administrative, monetary, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

"**Immediately Available Funds**" means an electronic transfer of funds received in a bank account nominated by the party entitled to receive those funds.

"**Interest Rate**" means 2% plus LIBOR.

"**Investec**" means Investec Bank Limited (Reg No 1969/004763/06) of 100 Grayston Drive, Sandown, Sandton, 2196, Republic of South Africa.

"**Investec Facility Agreements**" means the facility A loan agreement between Investec Bank (Mauritius) Limited and DRD (IOM) dated 13 October 2004, facility B loan agreement between Investec Bank (Mauritius) Limited and DRD (IOM) dated 3 March 2005 and associated guarantee agreement between DRDGold, Investec Bank (Mauritius) Limited and Investec dated 3 March 2005.

"**LIBOR**" means the London Inter Bank offering rate.

"**Listing Rules**" means the listing rules of the ASX.

"**Loss**" means a loss, liability, damages, cost, charge and expense.

"**Material Adverse Effect**" means:

(a)   in relation to DRD (IOM) Group, an event which is reasonably likely to diminish the value of the net assets of the DRD (IOM) Group by $500,000 or more or to diminish the earning before interest, tax, depreciation and amortisation of the DRD (IOM) Group by $500,000 or more; and

(b)   in relation to the Emperor Group, an event which is reasonably likely to diminish the value of the net assets of the Emperor Group by $500,000 or more or to diminish the earning before interest, tax, depreciation and amortisation of the Emperor Group by $500,000 or more.

"**Material Adverse Change**" means a change to the Business or the financial or trading position of the entities or the operations or assets of the entities which has, or is reasonably likely to:

(a) in relation to DRD (IOM) Group, diminish the value of the net assets of the DRD (IOM) Group by more than $10,000,000; and

(b) in relation to the Emperor Group, diminish the value of the net assets of the Emperor Group by more than $5,000,000,

other than a change resulting from:

(a) general economic, regulatory or political conditions or changes in those conditions (including financial market fluctuations, changes in interest rates and changes in tax, securities or other applicable laws);

(b) this agreement, the transactions, acts, omissions or circumstances contemplated by this agreement or the execution, performance or announcement of this agreement;

(c) acts of terrorism, war (whether or not declared) or the like; or

(d) conditions affecting any or all of the gold mining companies industries generally.

"Official Quotation" means quotation on ASX.

"Operational Support Agreement" means the operational support agreement between DRD (IOM), Emperor and Emperor Gold Mining Company Limited dated 8 July 2005.

"Permitted Encumbrance" means:

(a) in relation to DRD(IOM) Group, the encumbrances described in Part A of Schedule 4; and

(b) in relation to the Emperor Group, the encumbrances described in Part B of Schedule 4.

"PNG Facility Agreement" means the agreement for a debt facility for not less than $37,000,000 from a reputable banking institution the key commercial terms of which are the same or not more materially disadvantageous to the borrower than those set out in the terms sheet initialed for identification purposes by each party. In determining whether an increase in the costs, charges, fees or interest rate of the PNG Facility Agreement from those specified in that term sheet is materially disadvantageous to the borrower, regard must be given to the availability of funds identified for this purpose in the contingency provision in the DRD (IOM) Accounts.

"PNG Security Documents" means the security documents reasonably required by the bank providing the loan facility under the PNG Facility Agreement, the purposes of which are to secure funds lent to DRD (IOM) by the lender pursuant to the terms of the PNG Facility Agreement.

"Porgera Joint Venture Agreement" means the joint venture agreement dated 21 March 1990 between Placer Dome (PNG) Limited, Highlands Gold Properties Limited, Goldfields Porgera Limited and Orogen Minerals (Porgera) Limited as amended.

"Porgera Joint Venture Interest" means the 20% interest held by DRD (Porgera) Limited in the unincorporated joint venture established pursuant to the Porgera Joint Venture Agreement carrying on the business of owning and operating a gold mine at Porgera, Papua New Guinea.

"Post Completion Adjustment Amount" means the adjustment to the Purchase Price calculated in accordance with the requirements set out in clause 7 of this agreement.

"Prescribed Occurrences" means those prescribed occurrences set out in section 652C of the Corporations Act.

"Purchase Price" means the Share Consideration and the Cash Consideration.

"Related Body Corporate" has the same meaning as in section 50 of the Corporations Act.

"Sale Shares" means all of the issued fully paid shares in the capital of DRD (IOM).

"Security" means any present or future mortgage, security by way of deposit of money or other property, pledge, lien, charge, security by way of assignment, hypothecation, security by way of trust arrangement, encumbrance, title retention or any other security interest or security arrangement whatsoever.

"Share Consideration" means 751,879,699 Emperor Shares having an agreed value for the purposes of this agreement of $200,000,000.

"Tax" means income tax (including capital gains tax), franking deficit tax, franking additional tax, pay-as-you-earn remittances, prescribed payments, withholding tax (including deductions pursuant to the royalty withholding obligation), fringe benefits tax, goods and services tax, customs duty, sales tax, payroll tax, land tax, stamp duty, financial institutions duty, debits tax, municipal rates and all other taxes, charges, imposts, duties and levies and any penalties, interest, fines or other costs relating thereto.

"Tax Law" means any law relating to Tax.

"Third Party Claim" means any claim, demand or cause of action asserted by a third party (including any Government Agency) against Emperor, in respect of which DRD(Offshore) may be liable to Emperor under this agreement or against DRD(Offshore), in respect of which Emperor may be liable to DRD(Offshore) under this agreement.

"Tolukuma Gold Mine Assets" means the assets owned by Tolukuma Gold Mines Limited which are used to conduct the gold mining operations at Tolukuma, including without limitation, the tenements listed in Schedule 5 to this agreement.

"**Warranties**" means DRD(Offshore)'s Warranties and Emperor's Warranties.

1.2 **Interpretation**

In this agreement:

(a) headings are for convenience only and do not affect interpretation;

(b) no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision;

and unless the context indicates a contrary intention:

(c) an obligation or liability assumed by, or a right conferred on, two or more parties binds or benefits all of them jointly and each of them severally;

(d) the expression "**person**" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(e) a reference to any party includes that party's executors, administrators, successors and permitted assigns, including any person taking by way of novation;

(ij) a reference to any document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

(g) a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

(h) words importing the singular include the plural (and vice versa), and words indicating a gender include every other gender;

(i) references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this agreement, and a reference to this agreement includes any schedule, exhibit or annexure to this agreement;

(U) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(k) the word "**includes**" in any form is not a word of limitation;

(l) a reference **to "$" or "dollar**" or "USD$" is to the currency of the United States of America unless stated otherwise and a reference to "AUD$" is to the lawful currency of the Commonwealth of Australia;

(m)   references to payments to any party to this agreement will be construed to include payments to another person upon the direction of such party; and

(n)   if any day appointed or specified by this agreement for the payment of any money or doing of any thing falls on a day which is not a Business Day, the day so appointed or specified will be deemed to be the next Business Day.

2   Conditions

2.1   Conditions

This agreement is subject to the following conditions:

(a)   (**FIRB Approval**): to the extent that the provisions of the Foreign Acquisitions and Takeovers Act apply to the transaction contemplated by this agreement:

   (i)   DRDGold and DRD(Offshore) have received a written notice under the Foreign Acquisitions and Takeovers Act, by or on behalf of the Treasurer of the Commonwealth of Australia stating that the Commonwealth Government does not object to the transactions contemplated by this agreement, either unconditionally or on terms that are acceptable to DRDGold and DRD(Offshore); or

   (ii)   the Treasurer of the Commonwealth of Australia becomes precluded from making an order in relation to the subject matter of this agreement and the transactions contemplated them under the Foreign Acquisitions and Takeovers Act; or

   (iii)   if an interim order is made under the Foreign Acquisitions and Takeovers Act in respect of the transactions contemplated by this agreement, the subsequent period for making a final order prohibiting the transactions contemplated by this agreement elapses without a final order being made;

(b)   (**SARB approval**): receipt by DRDGold of a certified copy of the document from the South African Reserve Bank and/or the Authorised Dealer confirming that DRDGold has been granted exchange control approval (as required under the South African Currency and Exchanges Act 1933 (as amended) and any exchange control regulations passed in terms of that Act) for entering into and fulfilling its obligations under this agreement and, if that approval is subject to conditions, those conditions are reasonably acceptable to DRDGold;

(c)   (**Emperor shareholder approval**): the sale and purchase of DRD (IOM), the issue of the Share Consideration and the performance of the obligations under this agreement has been approved by the necessary majority at a meeting of the shareholders of Emperor;

(d)   (**DRDGold shareholder approval**): to the extent required by law or the rules of any exchange on which the DRDGold is listed, the DRD (IOM) Reorganisation, the sale and purchase of DRD (IOM) and the performance of the DRDGold Group's obligations under this agreement has been approved by the necessary majority at a meeting of the shareholders of DRDGold;

(e)   (**ANZ Bank Waiver**): ANZ Bank confirms no earlier than 5 Business Days prior to Completion that the waiver under the ANZ Facility Agreement to be given by ANZ Bank on the terms set out in the draft waiver terms a copy of which has been signed by the parties by way of identification or otherwise on terms reasonably acceptable to DRD(Offshore) remains in full force and effect up and until Completion and that after due enquiry it is not aware of any breach of any conditions to that waiver, or if there has been a breach that ANZ Bank has waived that breach;

(ij)   (**PNG Facility available**): the PNG Facility Agreement and the PNG Security Documents have been duly executed by the relevant signatories and is available for drawdown;

(g)   (**DRD (IOM) Reorganisation**): the DRD (IOM) Reorganisation has been completed (save for any component of the DRD (IOM) Reorganisation which is itself conditional on Completion of this agreement);

(h) (**No Emperor Material Adverse Change**): no Material Adverse Change has occurred in respect of the Emperor Group taken as a whole;

(i) (**No DRD (IOM) Material Adverse Change**): no Material Adverse Change has occurred in DRD (IOM) Group taken as a whole;

(j) (**Confirmatory Due diligence by Emperor**): confirmatory due diligence investigation by Emperor identifies no matter in respect of any of the matters specified in Schedule 6 that a reasonable person would expect will diminish the value of the net assets of the DRD (IOM) Group by more than $5,000,000;

(k) (**No Emperor Prescribed Occurrence**): no Prescribed Occurrence has occurred in respect of any member of the Emperor Group;

(l) (**No DRD (IOM) Prescribed Occurrence**): no Prescribed Occurrence has occurred in respect of any member of the DRD (IOM) Group other than as contemplated by the DRD (IOM) Reorganisation;

(m) (**ANZ Bank Approval**): the sale and purchase and the performance of Emperor's obligations under this agreement have been approved by ANZ Bank under the ANZ Facility Agreement to the extent required and, if that approval is subject to conditions, those conditions are reasonably acceptable to DRD(Offshore);

(n) (**Variation to the ANZ Facility**): ANZ Banks agree on terms reasonably acceptable to DRD(Offshore) to vary the terms of the ANZ Facility Agreement and other facilities provided by ANZ Bank to Emperor and its subsidiaries so that, provided the aggregate amount of such debt does not exceed $20 million, that debt is repayable solely by recourse to the assets of Emperor and its subsidiaries;

(0) (**Investec Approval**): the sale and purchase and the performance of the obligations under this agreement have been approved by Investec under the Investec Facility Agreements to the extent required and, if that approval is subject to conditions, those conditions are reasonably acceptable to DRDGold;

(p) (**No New Emperor debt**): Emperor does not borrow any funds from a third party or incur any other form of indebtedness (other than as approved by DRD(Offshore)); and

(q) (**Emperor hedge book exposure**): the marked to market position of Emperor's hedging does not exceed negative AUD$12,500,000 for any period of more than six consecutive Business Days before the date which the last condition precedent (other than this clause 2.1 (q) is waived or fulfilled in accordance with clause 2.3(b) of this agreement.

2.2 Use reasonable endeavours

(a) DRD(Offshore) is responsible for and must use its reasonable endeavours to ensure that the conditions in clause 2.1 (a), 2.1 (b), 2.1 (d), 2.1 (ij, 2.1 (g), 2.1 (n), and 2.1 (0) are satisfied as expeditiously as possible and in any event on or before the Cut Off Date;

(b) Emperor is responsible for and must use its reasonable endeavours to ensure that the conditions in clause 2.1(c), 2.1(e), 2.10), 2.1(m), 2.1(n) and 2.1(p) are satisfied as expeditiously as possible and in any event on or before the Cut Off Date;

(c) Each party must expeditiously provide all reasonable assistance and all information as may be reasonably requested to the others as is necessary to satisfy the conditions in clause 2.1.

2.3 Waiver

(a) The conditions in clauses 2.1 (i), 2.10) and 2.1 (I) are for the benefit of Emperor and may be waived by Emperor by notice to DRD(Offshore). A notice of waiver of condition precedent 2.1(j) must specify any fact or matter identified by Emperor during the confirmatory due diligence that may give rise to a Claim.

(b) The conditions in clauses 2.1 (h), 2.1 (k) ,2.1 (n), 2.1 (p) and 2.1 (q) are for the benefit of DRD(Offshore) and may be waived by DRD(Offshore) by notice to Emperor.

(c)   All other conditions in clause 2.1 are for the benefit of both Emperor and DRD(Offshore) and may be waived only by agreement between Emperor and DRD(Offshore).

2.4 Notice of conditions

Each party agrees to notify each other party immediately upon becoming aware that a condition in clause 2.1:

(a)   has been satisfied; or

(b)   is incapable of being satisfied on or before their respective due dates.

A notice of waiver of condition precedent 2.1(j) must specify any fact or matter identified by Emperor during the confirmatory due diligence that may give rise to a Claim.

2.5 Failure of conditions precedent

(a)   Emperor may, by not less than 2 Business Days' notice in writing to the other parties, terminate this agreement at any time prior to 30 November 2005 if the condition in clause 2.1 (j) is not satisfied by 25 November 2005.

(b)   A party may, by not less than 2 Business Days' notice to the other parties, terminate this agreement at any time prior to Completion if:

(i)   the conditions in clause 2.1 (other than clause 2.1 (j) are not satisfied, or waived in accordance with clause 2.3, by the Cut Off Date; or

(ii)   following receipt of a notice served pursuant to clause 2.4(b), the parties each agree in writing that any of the conditions in clause 2.1 (other than clause 2.1 (j) are incapable of being satisfied.

2.6 Effect of termination

If this agreement is terminated under clause 2.5, then:

(a)   each party is released from its obligations to further perform its obligations under this agreement except those expressed to survive termination;

(b)   each party retains the rights it has against the others in respect of any breach of this agreement occurring before termination;

(c)   Emperor must return to DRD(Offshore) and DRDGold all documents and other materials obtained from them in accordance with the terms of the Confidentiality Agreement; and

(d)   the rights and obligations of each party under each of clauses 14.2, 14.3, 15.1, 15.2, 15.3, 15.12 and 15.13 will continue independently from the other obligations of the parties and survive termination of this agreement.

2.7 Effect of conditions

(a)   The conditions in clauses 2.1 (a) and 2.1 (b) are conditions precedent to the operation of clause 3 (Sale of Sale Shares) and clause 6 (Completion) and for the avoidance of doubt, nothing in this agreement will cause a binding agreement for the transfer of shares to arise unless and until those conditions have been satisfied or waived in accordance with clause 2.3 and no person will obtain rights in relation to shares as a result of this agreement unless and until those conditions have been satisfied.

(b)   The other conditions are conditions to Completion and do not prevent this agreement from creating binding obligations on the parties which are capable of being terminated prior to Completion in accordance with clause 2.5.

3   Sale of Sale Shares

3.1   Sale Shares

On the Completion Date, DRD(Offshore) will sell to Emperor and Emperor will purchase from DRD(Offshore) for the Purchase Price the Sale Shares free of all Encumbrances and third party rights.

3.2   Associated rights

DRD(Offshore) must sell the Sale Shares together with all rights attached to them as at Completion. For the avoidance of doubt, nothing in this clause will limit the rights of DRD(Offshore) or DRDGold to implement the DRD (10M) Reorganisation.

3.3   Title and risk

Title to and risk in the Sale Shares pass to Emperor on Completion.

4   Purchase Price

4.1   Purchase Price

The Purchase Price comprises the Share Consideration plus the Cash Consideration as adjusted under clauses 7 and 10.9.

4.2   Payment of the Purchase Price

The Purchase Price is payable in the following manner:

(a)   Share Consideration must be issued on the Completion Date in accordance with clause 4.3;

(b)   Cash Consideration must be paid on the Completion Date without counter-claim or set-off in accordance clause 4.4; and

(c)   Post Completion Adjustment Amount (if any) is payable within 5 Business days after its calculation in accordance with clause 7.

4.3   Issue of the Share Consideration

(a)   The Share Consideration will rank in all respects pari passu with the other then existing issued Emperor Shares from the date of issue.

(b)   Emperor will deliver holding statements in respect of the Share Consideration to DRD(Offshore) and update its shareholder register to reflect the allotment and issue of Emperor Shares with effect from Completion.

(c)   Emperor will apply for and use its best endeavours to obtain Official Quotation of the Share Consideration by the ASX as soon as possible after the date of issue.

(d)   The Share Consideration will, when listed, be and remain freely tradeable by DRD(Offshore)(which Emperor acknowledges will require it to issue a notice under s.708A of the Corporations Act within 5 Business Days of the issue of these shares).

(e)   DRD(Offshore) agrees to comply with and be bound by Emperor's constitution in force from time to time in relation to the Share Consideration.

4.4   Payment of the Cash Consideration

The Cash Consideration is to be paid at Completion by Emperor to DRD(Offshore) in Immediately Available Funds.

5 Conduct before Completion

5.1 Conduct of DRD (10M) Group

Subject to clause 5.2, between the date of this agreement and the earlier of Completion and termination of this agreement, DRD(Offshore) must use reasonable endeavours to ensure that the business of the DRD (IOM) Group is conducted materially in the ordinary course and, in particular, that no member of the DRD (IOM) Group:

(a)   creates an Encumbrance over any of its assets;

(b)   issues any shares, options or securities which are convertible into shares in that entity;

(c)   employs any new employee or consultant, changes the terms of any existing employment or consultancy arrangements having any annual cost of more than $100,000;

(d)   breaches the terms of the Porgera Joint Venture Agreement;

(e)   fails to pay its creditors in accordance with its usual credit terms;

(ij)   breaches the material terms on which the material mining tenements owned by the DRD (IOM) Group as at the date of execution of this agreement are held;

(g)   sells or acquires any assets the terms of which sale or acquisition requires the entity to receive or incur a liability in excess of $500,000 other than in the ordinary course of business;

(h)   enters into any contract or commitment requiring it to pay more than $500,000 or more than $500,000 per annum for more than 3 years other than in the ordinary course of business;

(i)   re-organises its share capital;

U)   amends its constitution; or

(k)   declares or pay any dividends.

5.2 Permitted acts by DRD(Offshore) or DRD (IOM) Group

Nothing in clause 5.1 restricts DRD(Offshore), or a member of the DR**D** (IOM) Group from doing anything:

(a)   expressly contemplated in this agreement;

(b)   expressly contemplated or required by the DRD (IOM) Reorganisation;

(c)   expressly contemplated or required in respect of the PNG Facility Agreement, PNG Security Documents or the Investec Facility Agreements or associated security documents;

(d)   to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property);

(e)   which is necessary to meet its legal or contractual obligations including, without limitation, the Porgera Joint Venture Agreement; or

(f)   approved by Emperor such approval not to be unreasonably withheld or delayed.

5.3 Conduct of Emperor Group

Subject to clause 5.4, between the date of this agreement and the earlier of Completion and termination of this agreement, Emperor must use its best endeavours to ensure that the business of the Emperor Group is conducted materially in the ordinary course and, in particular, that no member of the Emperor Group:

(a)   creates an Encumbrance over any of its assets;

(b)   issues any shares, options or securities which are convertible into shares in that entity;

(c)   employs any new employee or consultant, changes the terms of any existing employment or consultancy arrangements having an annual cost of more than $100,000; or

(d) breaches the terms of the ANZ Facility Agreement (except where such breach is waived);

(e) breaches the terms of the DRD Convertible Loan Facility (except where such breach is waived);

(f) breaches the terms of the Operational Support Agreement;

(g) fails to pay its creditors in accordance with its usual credit terms;

(h) breaches the material terms on which the material mining tenements owned by the Emperor Group as at the date of execution of this agreement are held;

(i) sells or acquires any assets the terms of which sale or acquisition requires the entity to receive or incur a liability in excess of $1 00,000 other than in the ordinary course of business;

(j) enters into any contract or commitment requiring it to pay more than $100,000 or more than $100,000 per annum for more than 3 years other than in the ordinary course of business;

(k) re-organises its share capital;

(l) amends its constitution; or

(m) declares or pay any dividends.

5.4 Permitted acts by Emperor Group

Nothing in clause 5.3 restricts a member of the Emperor Group from doing anything:

(a) as expressly contemplated in this agreement;

(b) to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to properly);

(c) which is necessary to meet its legal or contractual obligations;

(d) approved by DRD(Offshore) such approval not to be unreasonably withheld or delayed.

5.5 Notice of breach

(a) If on or before Completion, a party becomes aware that it has breached or may potentially breach this clause 5 it must:

(i) notify the other party of the breach or the potential breach and provide the other party with reasonable details of the alleged breach or potential breach; and

(ii) consult with the other party as to the effect of the alleged breach or potential breach.

(b) The other party must allow the party serving the notice a reasonable and adequate opportunity to remedy the alleged breach or potential breach.

6 Completion

6.1 Time and Place

Completion must take place:

(a) on the day which is 5 Business Days after satisfaction or waiver of the conditions precedent in clause 2.1;

(b) at the offices of Gadens, Skygarden Building, 77 Castlereagh Street, Sydney, New South Wales at 2pm Sydney time,

or such other place, time and date as the parties agree.

6.2   DRD(Offshore)'s obligations at Completion

At Completion, DRD(Offshore) must deliver to Emperor:

(a)   share certificates for the Sale Shares;

(b)   completed transfer forms in registrable form (subject only to the payment of stamp duty) for the Sale Shares, executed by DRD(Offshore);

(c)   custody or control of:

(i)   the certificate of registration, common seal (if there is one), and all statutory, minute and share certificate books of each member of the DRD (IOM) Group;

(ii)   ledgers, journals, books of account, contracts and other records of each member of the DRD (IOM) Group; and

(iii)   cheque books of each member of the DRD (IOM) Group; and

(d)   a list of all bank accounts maintained by each member of the DRD (IOM) Group; and

(e)   written consents to act from the persons nominated by DRD(Offshore) as the directors, secretaries and public officers of members of the Emperor Group.

6.3   **Emperor's obligations at Completion**

At Completion, Emperor must deliver to DRD(Offshore):

(a)   a holding statement for the Share Consideration;

(b) $30,000,000 of the Cash Consideration in Immediately Available Funds;

(c)   the written resignations of those directors, secretaries and public officers of any member of the Emperor Group that DRD(Offshore) nominates not less than 5 Business Days prior to Completion to be effective from close of the board meetings to be convened under clause 6.4 and which are to include written acknowledgements signed by those persons that the person has no claim of any nature against any member of the Emperor Group for salary, fees, compensation for loss of office or otherwise;

(d)   written confirmation from ANZ Bank dated no earlier than 5 Business Days prior to Completion that the waiver under the ANZ Facility Agreement to be given by ANZ Bank on the terms in the draft waiver terms a copy of which has been signed by the parties by way of identification or otherwise on terms reasonably acceptable to DRD(Offshore) remains in full force and effect and that after due enquiry it is not aware of any breach of any conditions to that waiver, or if there has been a breach that ANZ Bank has waived that breach; and

(e)   a list of all bank accounts maintained by each member of the Emperor Group.

6.4   **Completion Board meetings**

(a)   At or before Completion, DRD(Offshore) must ensure that a meeting of the directors of DRD (IOM) is convened and conducts the following business:

(i)   approval of the registration of Emperor as the holder of the Sale Shares in the books of DRD (IOM) subject only to the stamping of the transfer;

(ii)   the cancellation of the old share certificates and the issue of new share certificates for the Sale Shares in the name of Emperor,

to take effect from the later of Completion and the close of the meeting.

(b)   At or before Completion, Emperor must ensure that a meeting of the directors of Emperor is convened and conducts the following business:

(i)   approval of the registration of DRD(Offshore) as the holder of the Share Consideration;

      (ii)   the issue of the holding certificates for the Share Consideration;

      (iii)   to the extent requested by DRD(Offshore) no later than 5 Business Days prior to Completion, existing mandates for the operation of all bank accounts by the members the Emperor Group are revoked and replaced with mandates approved by DRD(Offshore);

      (iv)   resignation of any directors, secretaries and public officers of Emperor nominated by DRD(Offshore) under clause 6.3(c); and

      (v)   appointment of any persons nominated by DRD(Offshore) not less than 5 Business Days prior to Completion to act as directors, secretaries and public officers of Emperor subject to the receipt of written consents from those persons to act under clause 6.2(e),

to take effect from the later of Completion and the close of the meeting.

6.5 Conditions of Completion

(a) The transactions to take place as contemplated by this clause 6 are to take place simultaneously, so that if one transaction does not take place, then without prejudice to any rights available to any party as a consequence:

      (i)   there is no obligation on any party to undertake or perform any of the other transactions; and

      (ii)   to the extent that such transactions have already been undertaken, the parties must do everything reasonably required to reverse those transactions.

(b) Without limiting clause 6.5(a), if a party fails to fully comply with its obligations on the date set under clause 6, and Completion does not occur on the relevant date then:

      (i)   DRD(Offshore) and Emperor must each return to the other all documents delivered to it under this agreement;

      (ii)   DRD(Offshore) and Emperor must each repay to the other all payments received by it under this clause 6,

without prejudice to any other rights any party may have in respect of that failure.

6.6 Completion

Completion is taken to have occurred when each party has performed all its obligations under this clause 6.

6.7 Reference to clause 11.5

Clauses 6.3(c) and 6.4(b)(iv) are subject to clause 11.5.

7 Post Completion Adjustment

7.1 Post Completion Adjustment

The parties agree to adjust the Purchase Price to reflect:

(a) the net outflow or inflow of capital from or to the Emperor Group which is not reflected in the Emperor Accounts by the Emperor Adjustment under clause 7.2; and

(b) the net outflow or inflow of capital from or to the DRD (10M) Group which is not reflected in the DRD (10M) Accounts by the DRD (10M) Adjustment under clause 7.3,

between the Effective Date and Completion.

7.2 **Emperor Adjustment**

The Emperor Adjustment is the amount in AUD$ of any pro rata dividend, capital return or other distribution made to Emperor shareholders.

7.3 **DRD (IOM) Adjustment**

The DRD (IOM) Adjustment will be calculated by applying the following formula:

DA = DC - DD

Where:

DA is the DRD(IOM) Adjustment;

DC is the amount in USD$ of capital which is received by the DRD (IOM) Group during the period from the Effective Date to the date of Completion (inclusive) and which shall include:

- the capitalisation or extinguishment of any liability owed by any member of the DRD (IOM) Group under a debt facility or loan; and

- any issue of or agreement to issue new securities by DRD (IOM) prior to Completion,

other than an issue or agreement to issue new securities or capitalisation or extinguishment of debt provided for in the DRD(IOM) Accounts or implemented under the DRD (IOM) Reorganisation; and

DD is the amount in USD$ of any pro rata dividend, capital return or other distribution made to DRD (IOM) shareholders other than an issue or agreement to issue new securities or capitalisation or extinguishment of debt provided for in the DRD(IOM) Accounts or implemented under the DRD (IOM) Reorganisation.

7.4 **Adjustment Statement**

DRD(Offshore) must prepare the Adjustment Statement setting out:

(a) the Emperor Adjustment (which amount is to be converted to USD$ using the mid market spot price for the AUD$: USD$ foreign exchange rate on the Completion Date as published on Bloomberg page 'AUD Currency'), which if positive will be payable by Emperor to DRD(Offshore) and if negative will be payable by DRD(Offshore) to Emperor;

(b) the DRD (IOM) Adjustment which if positive will be payable by Emperor to DRD(Offshore) and if negative will be payable by DRD(Offshore) to Emperor;

(c) the aggregate or net adjustment to be made to the Purchase Price as a result of the Emperor Adjustment and the DRD (IOM) Adjustment (**Adjustment Amount**),

within 10 Business Days after Completion.

7.5 **Assistance**

Emperor must provide reasonable assistance requested by DRD(Offshore) in the preparation of the draft Adjustment Statement, including giving DRD(Offshore) and its advisers full access to the documents, records and accounts of the DRD (IOM) Group and the Emperor Group. The period for providing the Adjustment Statement will be extended by the period that Emperor delays providing information requested by more than 2 Business Days after the request.

7.6 **Review by Emperor**

(a) Emperor has 10 Business Days from the date it receives the Adjustment Statement to agree or dispute the Adjustment Statement. If Emperor does not dispute the Adjustment Statement within that period, Emperor is taken to have accepted the Adjustment Statement.

(b) DRD(Offshore) must ensure that Emperor has reasonable access to the working papers of DRD(Offshore) and any other supporting information reasonably required and requested in the conduct of their review of the Adjustment Statement. The period for disputing the draft Adjustment Statement will be extended by the period that DRD(Offshore) delays providing information requested by more than 2 Business Days after the request.

7.7 **Dispute Notice**

(a) If Emperor wishes to dispute the Adjustment Statement, it must deliver a notice (Dispute Notice) to DRD(Offshore) within the period specified in clause 7.6 specifying in reasonable detail the items it disputes, the reason it disputes those items and the adjustments it considers must be made to the Adjustment Statement to correct the disputed items.

(b) Emperor is not entitled to dispute any item in the Adjustment Statement unless the amount disputed in relation to that item is greater than $100,000 other than where DRD(Offshore) can show no reasonable basis for inclusion of that item in the Adjustment Statement.

7.8 **Dispute resolution**

(a) If Emperor delivers a Dispute Notice in accordance with clause 7.7(a), the parties must, in good faith and for a period of 10 Business Days after Emperor gives the Dispute Notice, attempt to resolve the dispute and agree upon each disputed item in the Adjustment Statement.

(b) If the parties fail to reach agreement in accordance with clause 7.8(a) within that period, either Emperor or DRD(Offshore) may within 5 Business Days refer the disagreement to an independent accountant agreed between the parties or if the identity of the independent accountant cannot be agreed within that time limit, either party may request the President of the Law Society of New South Wales from time to time to appoint an independent accountant to determine the dispute (**Independent Accountant**).

(c) The Independent Accountant must be instructed to decide on the disagreement as soon as practicable after receiving any submissions from the parties (which must be made no later than 5 Business Days after the appointment of the Independent Accountant) and, in any event, no later than 10 Business Days after those submissions are received.

(d) The parties must provide (and Emperor must ensure that the DRD (10M) provides) all reasonable assistance requested by the Independent Accountant, including access to the documents described in clause 7.5.

(e) The Independent Accountant's decision is, in the absence of manifest error, conclusive and binding on the parties for the purposes of determining adjustments to the Adjustment Statement.

(ij) The parties must each pay half of the Independent Accountant's costs and expenses.

(g) The Independent Accountant will be appointed as an expert and not as an arbitrator.

(h) The procedures for deciding any dispute concerning the draft Adjustment Statement are to be decided by the Independent Accountant in his or her absolute discretion.

7.9 **Payment of Adjustment Amount**

(a) Within 5 Business Days after the date on which the Adjustment Statement is finally agreed by Emperor and DRD(Offshore) or determined in accordance with clause 7.8:

(i) if the Adjustment Amount requires an increase in the Purchase Price, Emperor must pay the Adjustment Amount in Immediately Available Funds together with interest on that amount at the Interest Rate from the Completion Date to the date of payment by paying that amount to the Lender; and

(ii) if the Adjustment Amount requires a decrease in the Purchase Price, DRD(Offshore) must pay the Adjustment Amount in Immediately Available Funds together with interest on that amount at the Interest Rate from the Completion Date to the date of payment by paying that amount to the Lender.

(b) The amount of any adjustment will be deemed to be an adjustment to the Purchase Price.

8   Period after Completion

8.1   Appointment of proxy

(a) From Completion until the Sale Shares are registered in the name of Emperor, DRD(Offshore) must:

    (i) appoint Emperor as the sole proxy of the holders of Sale Shares to attend shareholders' meetings and exercise the votes attaching to the Sale Shares;

    (ii) not attend and vote at any shareholders' meetings;

    (iii) take all other actions in the capacity of a registered holder of the Sale Shares as Emperor directs.

(b) Emperor indemnifies DRD(Offshore) against all Losses suffered or incurred by it arising out of the implementation of any action taken pursuant to the proxy referred to in clause 8.1 (a).

8.2   Access to records

(a) After Completion Emperor must, on reasonable notice by DRD(Offshore):

    (i) provide DRD(Offshore) and its advisers with reasonable access to the Business Records and allow DRD(Offshore) to inspect and obtain copies or certified copies of the Business Records at DRD(Offshore)'s expense; and

    (ii) provide DRD(Offshore) and its advisers with reasonable access to the personnel and premises of the members of the DRD (IOM) Group,

for the purpose of assisting the DRD(Offshore) and DRDGold to prepare tax returns, accounts and other financial statements, discharge statutory obligations or comply with Tax, Duty or other legal requirements for financial disclosure or to conduct legal or arbitration proceedings.

(b) Emperor agrees that DRD(Offshore) and DRDGold may retain copies of any Business Records which it may require to enable it to comply with any applicable law after the Completion Date.

8.3   Branding

On and from the Completion Date or such later date agreed to by DRD(Offshore), Emperor must not, and must ensure that each member of the Emperor Group and the DRD (IOM) Group does not without the prior consent of DRDGold, use any trade mark, logo (either on its own or in combination with other material), get up or business, domain or company name containing any reference to DRDGold or Durban Roodepoort Deep or expressions, letters, logos or marks which are similar to those used by DRDGold or Durban Roodepoort Deep, including the reference to "DRD" in any company or business name.

8.4   Pre-Completion tax returns

(a) The parties will co-operate in connection with the preparation and filing of any Tax return or Tax statement of a member of the DRD (IOM) Group with respect to a period or part period before the Completion Date and any administrative proceeding involving any such Tax return or Tax statement.

(b) DRDGold shall have the sole conduct and control of the preparation and filing of all Tax returns, forms or statements of each member of the DRD (IOM) Group to the extent they relate to any periods (or part periods) ending on or before the Completion Date (**"Pre Completion Returns"**) and may, if it elects to do so have the sole control of the preparation and filing of all Tax returns, forms or statements of each member of the DRD (IOM) Group for any period that includes, but does not end on or before the Completion Date (**"Straddle Returns"**).

(c) Provided they are prepared and provided to Emperor in a timely manner, Emperor must procure that each Straddle Return and each Pre Completion Return is filed by the due date for filing.

(d) The parties agree that it is the intention for DRDGold to have the right to determine, control and where appropriate participate in the disclosure (including manner of disclosure) of any material or information to a Government Agency and any other dealings with the Government Agency in relation to Tax to the extent such disclosure or other dealings is in respect of any event, act, matter or transaction or amount derived (or deemed to be derived) or expenditure incurred before, on, or as a result of, Completion (**"Pre Completion Tax Event"**).

(e) From and after Completion Emperor agrees that it will, and will procure that each member of the DRD (IOM) Group will:

(i) not disclose any information or material to a Government Agency in relation to a Pre Completion Tax Event without the prior written consent of DRDGold (which consent will not be unreasonably withheld or delayed), except as required by law;

(ii) not make any admission of liability, or any agreement, compromise or settlement with a Government Agency in relation to a Pre Completion Tax Event without the prior written consent of DRDGold (such approval not to be unreasonably withheld or delayed); and

(iii) promptly provide DRDGold with copies of any correspondence with, or material provided to or by, a Government Agency and keep the Seller informed of any oral discussions with a Government Agency in relation to a Pre Completion Tax Event.

9 DRDGold Guarantee

9.1 Guarantee

Subject to clause 9.5, in consideration of the entry by Emperor into this agreement, DRDGold unconditionally and irrevocably guarantees to Emperor the due and punctual performance and observance by DRD(Offshore) of all of its obligations, commitments and undertakings under or pursuant to this agreement and, as a separate and principal obligation, agrees to indemnify Emperor against all losses, liabilities, costs (including without limitation legal costs) charges, expenses, actions, proceedings, claims and demands which Emperor may suffer through or arising from any breach by DRD(Offshore) or DRDGold of any obligation, commitment and undertaking under or pursuant to this agreement. This guarantee is given for the benefit of Emperor and its respective successors and assigns and shall be binding on DRDGold and its respective successors and assigns.

9.2 Performance

Subject to clause 9.5, if DRD(Offshore) fails to perform its obligations under this agreement when they are due, DRDGold must immediately on demand from Emperor cause DRD(Offshore) to perform its obligations under this agreement.

9.3 Extent of guarantee and indemnity

(a) This clause 9 applies to DRD(Offshore)'s present and future obligations under this agreement;

(b) This clause 9 applies irrespective of any rule of law or equity to the contrary.

9.4 Principal and independent obligation

(a) This clause 9 is a principal obligation and is not to be treated as ancillary or collateral to any other right or obligation.

(b) This clause 9 is enforceable against DRDGold whether or not Emperor has;

(i) made demand on DRD(Offshore);

(ii) given notice to DRD(Offshore) or any other person in respect of any thing; or

(iii) taken any other steps against DRD(Offshore) or any other person.

9.5 Guarantor's Liability

DRDGold's liability in respect of any Claim shall not exceed DRD(Offshore)'s liability in respect of that Claim.

9.6 Payments by Guarantor

All payments by the Guarantor to the purchaser in relation to a Claim shall be in reduction to the Purchase Price.

10 DRD(Offshore)'s Warranties

10.1 Giving of DRD{Offshore)'s Warranties

(a)   Subject to the qualifications and limitations in this clause 10 and in DRD(Offshore)'s Disclosure Letter, DRD(Offshore) gives DRD(Offshore)'s Warranties in favour of Emperor on the date of this agreement and on the Completion Date.

(b)   DRD(Offshore) acknowledges that Emperor has entered into this agreement in reliance on DRD(Offshore)'s Warranties.

(c)   Each of DRD(Offshore)'s Warranties are to be construed independently of the others and is not limited by reference to any other DRD(Offshore) Warranty.

10.2 **Awareness**

Where any of DRD(Offshore)'s Warranties are qualified by reference to DRD(Offshore)'s awareness, DRD(Offshore) undertakes that it has made due inquiries with M. Wellesley-Wood, I. Murray, R. Johnson, M. Marriot and A. Labuschagne.

10.3 **No reliance other than on DRD(Offshore)'s Warranties**

Emperor acknowledges and agrees that:

(a)   **review**: it has entered into this agreement after an inspection and limited due diligence investigation of the operations and affairs of the DRD (IOM) Group and business conducted by its advisers;

(b)   **prior statements**: any statement, representation, term, conduct, warranty, condition, promise or undertaking made, given, implied or agreed to by DRD(Offshore), DRDGold or any of their respective representatives or advisers in any prior negotiation, arrangement, understanding, discussion, correspondence or agreement (including without limitation statements made by DRDGold nominees on the board of Emperor) has no effect except to the extent expressly set out in this agreement; and

(c)   **reliance**: except for DRD(Offshore)'s Warranties, no other statement, representation or other conduct of DRD(Offshore) or any representative or adviser of DRD(Offshore) has been relied on by Emperor or has induced or influenced Emperor to enter into this agreement.

10.4 **Monetary and time limitations for DRD(Offshore)'s Warranties**

Emperor's right to make a Claim is limited as follows:

(a)   DRD(Offshore) is not liable in respect of any Claim if:

(i)   Emperor has not given written notice to DRD(Offshore) in accordance with clause 11.1 on or before 15 October 2006.

(ii)   within 3 months of the date Emperor is required to notify DRD(Offshore) of the Claim under clause 10.4(a)(i):

(1)   the Claim has not been agreed, compromised or settled; and

(2)   the Purchaser has not issued or served legal proceedings against the Seller in respect of the Claim.

(b) DRD(Offshore) is not liable under a Claim unless the amount finally agreed or adjudicated to be payable in respect of that Claim (or all Claims relating to the same or substantially similar facts, matters or circumstances) exceeds USD$500,000 and the aggregate amount of all Claims against DRD(Offshore) exceeds USD$1, 150,000.

(c) The maximum aggregate amount which DRD(Offshore) may be required to pay in respect of all Claims whenever made is USD$25,300,000.

10.5 Disclosures

Each warranty is subject to, and no Claim may be made in respect of, any fact, matter or circumstance:

(a) provided for in this agreement;

(b) disclosed in DRD(Offshore)'s Disclosure Letter;

(c) that was contained or ought to have been contained in a notice prepared by Emperor for the purposes of clauses 2.3(a) and 2.4; or

(d) where the Claim arises in respect of a matter which is within the actual knowledge of Emperor or its advisers as at the date of this agreement; or

(e) where the Claim arises in respect of a matter related to the operations of DRD (IOM) Group and that information is within the actual knowledge of Emperor as at the date of this agreement; or

(ij) where the Claim arises in respect of a matter which was known or ought to have been known by BDA having made the enquiries that it had (including the physical inspection conducted by BDA of the gold mines at Porgera and Tolukuma) as at the date of this agreement.

10.6 Further limitations

DRD(Offshore) is not liable for any Claim, and Emperor must not make any Claim, to the extent that:

(a) Emperor has or is entitled have the Claim made good, offset (including as a result of expenditure being tax deductible to the extent the proceeds under the claim are not taxable) or compensated for by any other means, including any loss which is recoverable by Emperor under a policy of insurance;

(b) the Claim arises as a result of:

(i) the enactment or amendment of any legislation or regulation (including legislation which has a retrospective effect or any increase in the rates of Tax announced);

(ii) a change in the judicial interpretation of any law; or

(iii) a change in the administrative practice of any Government Agency,

after the date of this agreement;

(c) the matter giving rise to the Claim is remediable and, within 30 Business Days after receiving written notice of the Claim in accordance with clause 11.1, DRD(Offshore) remedies the matter to the satisfaction of Emperor, acting reasonably;

(d) the Claim is for loss of profits, economic loss or special, indirect or consequential loss or damage;

(e) the Claim arises out of or relates to the accuracy or completeness of any forecast, opinion, estimate, model, budget, projection or any other statement relating to future events;

(ij) the Claim arises out of or is increased as a result of an act or omission by or on behalf of DRD(Offshore) after Completion where Emperor has consented to that act or omission;

(g) the DRD (IOM) Group have ceased to be wholly owned subsidiaries of Emperor, or the member of the DRD (IOM) Group in respect of which the Claim arises has ceased to be a wholly owned subsidiary, of Emperor;

(h)   all or a majority of the business, or the assets of the member of the DRD (IOM) Group in respect of which the Claim arises, has or have ceased to be owned and controlled Emperor;

(i)   the Claim has been included as a provision, allowance, reserve or accrual in the DRD (IOM) Accounts or adjusted for in the DRD (IOM) Adjustment or which arises in respect of a matter which has been noted in the accounts;

U)   the Claim is contingent, unless and until the Loss becomes an actual Loss and is due and payable; or

(k)   the Claim arises from an act or omission of a member of the DRD (IOM) Group which occurred before that entity became a related body corporate of DRDGold.

10.7 Statutory Claims

Recognising the representations and warranties given by DRD(Offshore) and to the extent permitted by law, Emperor must not make, and waives any right it may have to make, any Claim against DRD(Offshore), or any member of the DRDGold Group or any of their respective officers, employees, agents or advisers under:

(a)   section 52 of the Trade Practices Act 1974, section 120A of the Australian Securities and Investments Commission Act 2001 or section 1041 H(1) of the Corporations Act or the corresponding provision of any state or territory enactment,

(b)   any similar provision of any other enactment in any other jurisdiction.

10.8 Right to reimbursement

(a)   Emperor must reimburse to DRD(Offshore) an amount equal to any amount paid by DRD(Offshore) in respect of any Claim which is subsequently recovered by or paid to Emperor by any third party (including any insurer).

(b)   Any money paid in respect of an assessment of Tax by or on behalf of a member of the DRD (IOM) Group in respect of a period before Completion must be repaid to DRD(Offshore) (as an adjustment to the Purchase Price) if repaid by the Government Agency to a member of the DRD (IOM) Group following Completion.

10.9 Reduction of Purchase Price

Any monetary compensation received by Emperor as a result of any breach of any DRD(Offshore)'s Warranty is in reduction and refund of the Purchase Price.

10.10 Independent Limitations

Each qualification and limitation in this clause 10 is to be construed independently of the others and is not limited by any other qualification or limitation.

10.11 Sole remedy

(a)   It is the intention of the parties that Emperor Group's sole remedies in respect of the acquisition of DRD (IOM) Group and this agreement will be as set out in this agreement.

(b)   Emperor must not, and must procure that each member of the Emperor Group does not, make a Claim:

(i)   which Emperor would not be entitled to make under this agreement or which is otherwise inconsistent with Emperor's entitlement to make a Claim under this agreement;

(ii)   against any current or former director, officer or employee of DRDGold, DRD(Offshore) or any member of the DRD (IOM) Group; or

(iii)   against a member of the DRD (IOM) Group which is not a party to this agreement,

and Emperor acknowledges that to do so would be to seek to circumvent the parties' intention expressed in this clause 10.

11 Emperor's Conduct of Claims

11.1 Notification of Claims

If Emperor becomes aware of any circumstances which constitute or are likely (whether alone or with any other circumstances or with the passage of time) to give grounds for a Claim by Emperor, Emperor must (and must cause the members of the DRD (IOM) Group to):

(a) **notice**: promptly give DRD(Offshore) notice of the circumstances and the breach or potential breach, setting out full details as then known to Emperor Group. Emperor must also, on an on-going basis, keep DRD(Offshore) informed of all developments in relation to the matter;

(b) **mitigation**: take all reasonable steps, and ensure that any relevant member of the Emperor Group takes all reasonable steps, to mitigate any loss which may give rise to a Claim by Emperor; and

(c) **access**: without prejudice to the validity of any Claim, give DRD(Offshore) and its advisers reasonable access (at DRD(Offshore)'s cost) to:

  (i)   the employees of the Emperor Group; and

  (ii) the documents, records and accounts of the Emperor Group,

during normal business hours (and permit DRD(Offshore) and its advisers to take copies of any documents, records or accounts) to enable DRD(Offshore) and its advisers to obtain information relating to the Claim or potential Claim.

11.2 Conduct of Claims

(a) Following receipt of a notice under clause 11.1 (a) which involves a Third Party Claim, DRD(Offshore) may, by written notice to Emperor, assume the conduct of the defence of the Third Party Claim at DRD(Offshore)'s own cost and upon security for costs being furnished to the reasonable satisfaction of Emperor.

(b) If DRD(Offshore) assumes the conduct of the defence of a Third Party Claim under clause 11.2(a), Emperor must ensure that it:

  (i)   does not accept, compromise or pay any Claim or demand, agree to arbitrate, compromise or settle any legal proceedings or make any admission or take any action, which may in any way prejudice the defence or challenge of the Third Party Claim without DRD(Offshore)'s prior written approval (which approval may not be unreasonably withheld); and

  (ii) takes any action, executes any documents and provides any assistance DRD(Offshore) reasonably requires to avoid, contest, compromise or defend any claim, demand or legal proceedings relating to the Third Party Claim, including providing witnesses and documentary or other evidence and allowing DRD(Offshore) and its advisers to inspect and take copies of all relevant documents, records and accounts.

11.3 Reimbursement and indemnity

(a) Emperor is entitled to charge DRD(Offshore) for all reasonable costs and expenses (including a fee charged for management time at a reasonable hourly rate for its employees) incurred by it in complying with this clause which amounts will be payable within 5 Business Days of receipt by DRD(Offshore) of a written invoice.

(b) DRD(Offshore) indemnifies and holds Emperor harmless against all losses, claims, costs, demands, liabilities and expenses (including legal costs) which may be suffered, sustained or incurred by Emperor as a result of any act or omission of DRD(Offshore) performed by reason of clause 11.2.

11.4 Material personal interest

(a) In assessing whether Emperor has a Claim against DRD(Offshore), any member of the board of Emperor who has a material personal interest in relation to whether Emperor has such a Claim will not attend the board meeting while the issue is being considered or vote on the relevant resolutions unless permitted to do so under section 195 of the Corporations Act.

(b) For the avoidance of doubt, the parties agree that a director of Emperor who is at the time the matter is being considered:

    (i) a board member of DRD(Offshore) or DRDGold; or

    (ii) a full time employee of DRD(Offshore) or DRDGold,

is a person who has a material personal interest in relation to whether Emperor has such a Claim.

11.5 Constitution of Emperor Board

DRDGold and DRD(Offshore) agree with Emperor that it will use its voting power in regard to Emperor to ensure that at all times prior to 15 October 2006 (and at all times thereafter during which Emperor maintains a Claim against either DRDGold and/or DRD(Offshore) under this agreement) to ensure that the board of Emperor is so constituted that it has a quorum of directors qualified to consider the Claim having regard to the provisions of clause 11.4 of this agreement.

12   Emperor's Warranties

12.1 Giving of Emperor's Warranties

(a) Subject to the qualifications and limitations in this clause 12 and in the Emperor Disclosure Letter, Emperor gives Emperor's Warranties in favour of DRD(Offshore) on the date of this agreement and on the Completion Date.

(b) Emperor acknowledges that DRD(Offshore) has entered into this agreement in reliance on Emperor's Warranties.

(c) Each of Emperor's Warranties is to be construed independently of the others and is not limited by reference to any other Emperor Warranty.

12.2 Awareness

Where any of Emperor's Warranties are qualified by reference to Emperor's awareness, Emperor undertakes that it has made due inquiries with M. Wellesley-Wood, R. Johnson, M. Marriot, J. Wall, R. Willcocks, D Ballhausen, S. O'Connor, A. Cooke and A. Labuschagne.

12.3 No reliance other than on Emperor's Warranties

DRD(Offshore) acknowledges and agrees that:

(a) **review**: it has entered into this agreement after an inspection and due diligence investigation of the operations and affairs of the Emperor Group and business conducted by its advisers;

(b) **prior** statements: any statement, representation, term, conduct, warranty, condition, promise or undertaking made, given, implied or agreed to by Emperor or its representatives or advisers in any prior negotiation, arrangement, understanding, discussion, correspondence or agreement (including without limitation statements made to DRDGold nominees on the board of Emperor) has no effect except to the extent expressly set out in this agreement; and

(c) **reliance**: except for Emperor's Warranties, no other statement, representation or other conduct of Emperor or any representative or adviser of Emperor has been relied on by DRD(Offshore) or has induced or influenced DRD(Offshore) to enter into this agreement.

12.4 Monetary and time limitations for Emperor's Warranties

DRD(Offshore)'s right to make a Claim is limited as follows:

(a) Emperor is not liable in respect of any Claim if:

    (i) DRD(Offshore) has not given written notice to Emperor in accordance with clause 13.1 on or before 15 October 2006.

    (ii) within 3 months of the date DRD(Offshore) is required to notify Emperor of the Claim under clause 12.4(a)(i):

        (1) the Claim has not been agreed, compromised or settled; and

        (2) DRD(Offshore) has not issued or served legal proceedings against Emperor in respect of the Claim.

(b) Emperor is not liable under a Claim unless the amount finally agreed or adjudicated to be payable in respect of that Claim (or all Claims relating to the same or substantially similar facts, matters or circumstances) exceeds $500,000 and the aggregate amount of all Claims against Emperor exceeds $1,150,000.

(c) The maximum aggregate amount which Emperor may be required to pay in respect of all Claims whenever made is $25,300,000.

12.5 Disclosures

Each warranty is subject to, and no Claim may be made in respect of, any fact, matter or circumstance:

(a) provided for in this agreement;

(b) disclosed in Emperor's Disclosure Letter; or

(c) where the Claim arises in respect of a matter which is within the actual knowledge of DRD(Offshore) or its advisers as at the date of this agreement but disregarding any information received by a member of the board of Emperor nominated by DRDGold who received that information in his capacity as a director of Emperor and has not been specifically authorised to disclose that information to DRDGold and DRD(Offshore) at least 10 Business Days prior to the date of this agreement.

(d) where the Claim arises in respect of a matter related to the operations of Emperor Group and that information is within the actual knowledge of DRD(Offshore) or its advisers as at the date of this agreement but disregarding any information received by a member of the board of Emperor nominated by DRDGold who received that information in his capacity as a director of Emperor and has not been specifically authorised to disclose that information to DRDGold and DRD(Offshore) at least 10 Business Days prior to the date of this agreement; or

(e) where the Claim arises in respect of a matter which was known or ought to have been known by BDA having made the enquiries that it had (including the physical inspection conducted by BDA of the gold mine at Vatakoula) as at the date of this agreement.

12.6 Further limitations

Emperor is not liable for any Claim, and DRD(Offshore) must not make any Claim, to the extent that: (a) DRD(Offshore) has or is entitled to have the Claim made good, offset (including as a result of expenditure being tax deductible to the extent the proceeds under the claim are not taxable) or compensated for by any other means, including any loss which is recoverable by DRD(Offshore) under a policy of insurance;

(b) the Claim arises as a result of:

    (i) the enactment or amendment of any legislation or regulation (including legislation which has a retrospective effect or any increase in the rates of Tax announced);

(ii)   a change in the judicial interpretation of any law; or

(iii)   a change in the administrative practice of any Government Agency,

after the date of this agreement;

(c)   the matter giving rise to the Claim is remediable and, within 30 Business Days after receiving written notice of the claim in accordance with clause 13.1, Emperor remedies the matter to the satisfaction of DRD(Offshore), acting reasonably;

(d)   the Claim is for loss of profits, economic loss or special, indirect or consequential loss or damage;

(e)   the Claim arises out of or relates to the accuracy or completeness of any forecast, opinion, estimate, model, budget, projection or any other statement relating to future events;

(ij)   the Claim arises out of or is increased as a result of an act or omission by or on behalf of Emperor after Completion where DRD(Offshore) or DRDGold has consented to that act or omission;

(g)   the member of the Emperor Group in respect of which the Claim arises has ceased to be a wholly owned subsidiary, of Emperor;

(h)   all or a majority of the business, or the assets of the Emperor Group in respect of which the Claim arises, has or have ceased to be owned and controlled Emperor;

(i)   the Claim has been included as a provision, allowance, reserve or accrual in the Emperor Accounts or adjusted for in the Emperor Adjustment or which arises in respect of a matter which has been noted in the accounts;

(U)   the Claim is contingent, unless and until the Loss becomes an actual Loss and is due and payable; or

(k)   the Claim arises from an act or omission of a member of the Emperor Group which occurred before that entity became a related body corporate of Emperor.

12.7 Statutory Claims

Recognising the representations and warranties given by Emperor and to the extent permitted by law, DRD(Offshore) must not make, and waives any right it may have to make, any Claim against Emperor, or any member of the Emperor Group or any of their respective officers, employees, agents or advisers under:

(a)   section 52 of the Trade Practices Act 1974, section 12DA of the Australian Securities and Investments Commission Act 2001 or section 1041 H(1) of the Corporations Act or the corresponding provision of any state or territory enactment,

(b)   any similar provision of any other enactment in any other jurisdiction.

12.8 Right to reimbursement

DRD(Offshore) must reimburse to Emperor an amount equal to any amount paid by Emperor in respect of any Claim which is subsequently recovered by or paid to DRD(Offshore) by any third party (including any insurer).

12.9 Increase of Purchase Price

Any monetary compensation received by DRD(Offshore) as a result of any breach of any Emperor's Warranty is in addition to the Purchase Price.

12.10 Independent Limitations

Each qualification and limitation in this clause 12 is to be construed independently of the others and is not limited by any other qualification or limitation.

12.11 Sole remedy

(a)   It is the intention of the parties that DRD(Offshore)'s sole remedies in respect of the acquisition of shares in Emperor and this agreement will be as set out in this agreement.

(b)   DRD(Offshore) must not make a Claim:

(i)   which DRD(Offshore) would not be entitled to make under this agreement or which is otherwise inconsistent with DRD(Offshore)'s entitlement to make a Claim under this agreement;

(ii)   against any current or former director, officer or employee of Emperor or any member of the Emperor Group (other than any current or former director, officer or employee the DRD (10M) Group prior to Completion); or

(iii)   against a member of the Emperor Group which is not a party to this agreement,

and DRD(Offshore) acknowledges that to do so would be to seek to circumvent the parties' intention expressed in this clause 12.

13   DRD(Offshore) Conduct of Claims

13.1 Notification of Claims

If DRD(Offshore) becomes aware of any circumstances which constitute or are likely (whether alone or with any other circumstances or with the passage of time) to give grounds for a Claim by DRD(Offshore), DRD(Offshore) must:

(a)   **notice**: promptly give Emperor notice of the circumstances and the breach or potential breach, setting out full details as then known to DRD(Offshore). DRD(Offshore) must also, on an on-going basis, keep Emperor informed of all developments in relation to the matter;

(b)   **mitigation**: take all reasonable steps to mitigate any loss which may give rise to a Claim by DRD(Offshore); and

(c)   **access**: without prejudice to the validity of any Claim, give Emperor and its advisers reasonable access (at Emperor's cost) to:

(i)   the employees of the DRD(Offshore); and

(ii)   the documents, records and accounts of DRD(Offshore),

during normal business hours (and permit Emperor and its advisers to take copies of any documents, records or accounts) to enable Emperor and its advisers to obtain information relating to the Claim or potential Claim.

13.2 Conduct of Claims

(a)   Following receipt of a notice under clause 13.1 (a) which involves a Third Party Claim, Emperor may, by written notice to DRD(Offshore), assume the conduct of the defence of the Third Party Claim at Emperor's own cost and upon security for costs being furnished to the reasonable satisfaction of Emperor.

(b)   If Emperor assumes the conduct of the defence of a Third Party Claim under clause 13.2(a), DRD(Offshore) must ensure that it:

(i)   does not accept, compromise or pay any claim or demand, agree to arbitrate, compromise or settle any legal proceedings or make any admission or take any action, which may in any way prejudice the defence or challenge of the Third Party Claim without Emperor's prior written approval (which approval may not be unreasonably withheld); and

(ii)   takes any action, executes any documents and provides any assistance Emperor reasonably requires to avoid, contest, compromise or defend any claim, demand or legal proceedings relating to the Third Party Claim, including providing witnesses and documentary or other evidence and allowing Emperor and its advisers to inspect and take copies of all relevant documents, records and accounts.

13.3 Reimbursement and indemnity

(a)   DRD(Offshore) is entitled to charge Emperor for all reasonable costs and expenses (including a fee charged for management time at a reasonable hourly rate for its employees) incurred by it in complying with this clause which amounts will be payable within 5 Business Days of receipt by Emperor of a written invoice.

(b)   Emperor indemnifies and holds DRD(Offshore) and DRDGold harmless against all losses, claims, costs, demands, liabilities and expenses (including legal costs) which may be suffered, sustained or incurred by DRD(Offshore) or DRDGold as a result of any act or omission of Emperor performed by reason of clause 13.2(a).

14   Announcements

14.1 Agreed announcement

Immediately after this agreement has been signed, the parties will make an announcement to the media in a form agreed between them.

14.2 Further publicity and confidentiality

Subject to clause 14.3:

(a)   no party may disclose the provisions of this agreement, the terms on which the Sale Shares are sold or any information received as part of this agreement without the prior written consent of the other party; and

(b)   each party must ensure that its directors, officers, employees, agents and advisers comply in all respects with this clause 14.2.

14.3 Legal requirements

A party and any related corporation of a party may disclose anything in respect of this agreement as required by:

(a)   applicable law; or

(b)   any recognised stock exchange on which its shares or the shares of any related corporation are listed;

(c)   any security undertaking given by it in relation to the Sale Shares or DRD (10M),

but to the extent possible, it must consult with the other party before making the disclosure and use reasonable endeavours to agree on the form and content of the disclosure.

15   General

15.1 Further Acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to the obligations to be performed by the first party under this agreement.

15.2 Notices

Any communication under or in connection with this agreement:

(a) must be in writing;

(b) must be addressed as shown below:

    (i) DRD(Offshore)

Name:	DRD(Offshore)
Address:	14/15 Mount Havelock
	Douglas
	1M 1 2QG
	Isle of Man
Facsimile:	+(44) 01624 676315
For the attention of:	Company Secretary

    (ii) Emperor

Name:	Emperor Mines Limited
Address:	Level 1 ,490 Upper Edward Street, Spring Hill, Brisbane, Queensland 4004
Facsimile:	+(61) 7 3007 8080
For the attention of:	Company Secretary

    (iii) DRDGold

Name:	DRDGold Limited
Address:	EBSCO House 4
	299 Pendoring Avenue
	Blackheath 2195
	South Africa
Facsimile:	+27 11 467 2711
For the attention of:	Company Secretary

(c) must be signed by the party making the communication or (on its behalf by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 15.2(b); and

(e) will be deemed to be received by the addressee:

    (i) (in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

    (ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

    (iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 15.2(b), unless that delivery is made on a non Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

15.3 Stamp duty and Expenses

(a) Except as otherwise provided in this agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement.

(b) Emperor will pay any stamp duty assessed on this agreement and any agreement entered into or signed as required by this agreement.

(c) If any goods and services tax ("**GST**") becomes payable by a party ("**Supplier**") in relation to a supply that it makes under, in connection with or resulting from this agreement to any other party ("**Recipient**"), the parties agree that:

(i) any consideration provided for that supply under this agreement or any value deemed for GST purposes in relation to that supply ("**Agreed Amount**") is exclusive of GST;

(ii) an additional amount will be payable by the Recipient to the Supplier equal to the Agreed Amount for that supply multiplied by the applicable rate of GST; and

(iii) the additional amount is payable at the same time and in the same manner as the Agreed Amount is to be provided for that supply. However, the additional amount is not payable by the Recipient unless and until that Supplier provides a valid tax invoice to the Recipient for that supply. All invoices issued under this agreement which include an additional amount payable must qualify as tax invoices.

15.4 Amendments

This agreement may only be varied by a document signed by or on behalf of each of the parties.

15.5 Assignment

This agreement may only be varied by a document signed by or on behalf of each of the parties.

15.6 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this agreement.

(b) Any waiver or consent given by any party under this agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this agreement will operate as a waiver of another breach of that term or of a breach of any other term of this agreement.

15.7 Consents

(a) Any consent referred to in, or required under, this agreement from any party may not be unreasonably withheld, unless this agreement expressly provides for that consent to be given in that party's absolute discretion.

(b) Any consent required from DRD(Offshore) may be given by a duly authorised representative or director of person who is not also a director of Emperor.

15.8 Counterparts

This agreement may be executed in any number of counterparts and by the parties on separate counterparts. A facsimile of an executed copy will be taken to be a counterpart of this agreement in accordance with this clause 15.8. Each counterpart constitutes an original of this agreement, all of which together constitute one agreement.

15.9 Indemnities

(a) Each indemnity in this agreement is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this agreement.

(b) It is not necessary for a party to incur expense or to make any payment before enforcing a right of indemnity conferred by this agreement.

15.10 No merger

No right or obligation of any party will merge on completion of any transaction under this agreement. All rights and obligations under this agreement survive the execution and delivery of any transfer or other document which implements any transaction under this agreement.

15.11 Entire agreement

To the extent permitted by law, in relation to the subject matter of this agreement, this agreement and the other documents contemplated by this agreement:

(a) embodies the entire understanding of the parties, and constitutes the entire terms agreed on between the parties; and

(b) supersedes any prior written or other agreement between the parties.

15.12 Governing law

This instrument will be governed by and construed in accordance with the laws of New South Wales.

15.13 Jurisdiction

(a) Each party to this agreement irrevocably submits to and accepts generally and unconditionally the non-exclusive jurisdiction of the courts of New South Wales with respect to any legal action or proceedings which may be brought at any time relating in any way to this agreement.

(b) Each party to this agreement irrevocably waives any objection it may now or in the future have to the venue of any action or proceedings and any claim it may now or in the future have that any action or proceeding has been brought in an inconvenient forum.

Schedule 1 - DRD(Offshore)'s warranties

1   Title to Sale Shares

(a)   Title

At Completion, DRD(Offshore) will be the legal and beneficial owner of the Sale Shares.

(b)   Issued capital

The Sale Shares will be all the issued shares in the capital of DRD (IOM).

(c)   No Encumbrances

At Completion, Emperor will acquire the Sale Shares free and clear of all Encumbrances other than the Permitted Encumbrances, subject to registration of Emperor in the register of shareholders.

(d)   Sale Shares fully paid

The Sale Shares are fully paid and no money is owing in respect of them.

(f)   No obligation to issue new shares

(i)   At Completion, DRD(IOM) will not be under an obligation to issue, and no person has the right to call for the issue or transfer of, any shares or other securities in it at any time.

(ii)   DRD(IOM) has not issued securities with conversion rights to shares or securities in it and there are no agreements or arrangements under which options or convertible notes have been issued by it.

2   Power and authority of DRD(Offshore)

(a)   **Incorporation**

DRD(Offshore) is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation.

(b)   **Authorisations**

DRD(Offshore) has taken all necessary action to authorise the execution, delivery and performance of this agreement in accordance with its terms.

(c)   **Power to sell**

DRD(Offshore) has full power to enter into and perform its obligations under this agreement and can do so without the consent of any person and free of any pre-emptive rights or rights of first refusal.

(d)   **No legal impediment**

The execution, delivery and performance by DRD(Offshore) of this agreement will, at Completion, comply with:

(i)   any applicable law, regulation, authorisation, ruling, judgment, order or decree of any Government Agency; and

(ii)   the constitution or other constituent documents of DRD(Offshore) .

3   Power and authority of DRD (10M) and DRD (10M) Entities

(a)   **Corporate existence**

DRD (IOM):

(i)   has the power to own its assets and carry on the Business; and

(ii)   is registered and validly existing under Isle of Man law and is not required to be registered in any other place;

(b) **Compliance with constituent documents**

The affairs of DRD (IOM) have been conducted in accordance with the constitution of that company.

(c) **DRD (IOM) Entities**

Each DRD (IOM) Entity:

(i) is duly incorporated under the laws of the place of its incorporation;

(ii) has the power to own its assets and carry on the Business;

(iii) is duly registered and authorised to carry on the Business in those jurisdictions which, by the nature of its Business and assets, makes registration or authorisation necessary; and

(iv) has conducted its Business in compliance with the constitution or other constituent documents of that DRD (IOM) Entity.

4 Accounts

(a) **Basis of preparation**

The DRD (IOM) Accounts fairly represent and are true and accurate statements of the financial situation of DRD (IOM) and its subsidiaries on the Accounts Date after adjusting for the DRD(IOM) Reorganisation, transaction costs and making a reasonable provision for contingencies and have been prepared in accordance with South African Standards of Generally Accepted Accounting Principles and, to the extent possible, on a basis consistent with that of preceding periods.

(b) **Position since Accounts Date**

Since the Accounts Date, each member of the DRD(IOM) Group has been conducted materially in the ordinary course of ordinary business.

5 Assets

(a) **Group Structure**

(i) On Completion, the DRD (IOM) Reorganisation will have been completed by the DRD (IOM) Group substantially in accordance with the process described in Part A of Schedule 3.

(ii) The structure diagram of the DRD (IOM) Group set out in Part B Schedule 3 is accurate and complete representation of the DRD (IOM) Group post Completion and, except where indicated, shareholdings are 100%.

(iii) No DRD (IOM) Entity is under an obligation to issue, and no person has the right to call for the issue or transfer of, any shares or other securities in it at any time.

(iv) No DRD (IOM) Entity has issued securities with conversion rights to shares or securities in it and there are no agreements or arrangements under which options or convertible notes have been issued by it.

(b) **DRD(IOM) Entities· Encumbrances**

Other than for the Permitted Encumbrance, for each DRD(IOM) Entity at Completion, all of its shares are free and clear of all Encumbrances.

(c) **Ownership of Porgera Joint Venture Interest and Tolukuma Gold Mine Assets**

(i) DRD (IOM) Group owns the Porgera Joint Venture Interest free and clear of all Encumbrances, other than the Permitted Encumbrances.

(ii) DRD (IOM) Group owns the Tolukuma Gold Mine Assets free and clear of all Encumbrances, other than the Permitted Encumbrances.

6   Material Contracts

(a)   Default

No member of the DRD(IOM) Group is in default, or would be in default but for the requirements of notice or lapse of time, under any material contract to which it is a party, where such default will, or would reasonably be likely to, have a Material Adverse Effect.

(b)   Notices

As at the date of this agreement no member of the DRD (IOM) Group has received, or given, any notice of termination of any material contract to which it is a party which will, or would reasonably be likely to, have a Material Adverse Effect.

7   Employees

(a)   Payments made

Each member of the DRD (IOM) Group has paid all amounts which are due in respect of the employees other than accrued payments in the ordinary course of the Business.

(b)   Industrial disputes

No member of the DRD(IOM) Group is currently involved in any material industrial dispute with employees.

(c)   Compliance

No member of the DRD(IOM) Group is in breach in any material respect of any employment contract relating to any senior executives or any award or enterprise agreement relating to the employees.

8   Intellectual Property Rights and Information Technology

(a)   Right to use

Each member of the DRD(IOM) Group has an enforceable right to use all intellectual property rights which are necessary for the conduct of its business, where failure to have such rights will, or would reasonably be likely to, have a Material Adverse Effect ("Business IP Rights").

(b)   No other circumstances

So far as DRD(Offshore) is aware, there are no circumstances which might adversely affect a member of the DRD(IOM) Group's right to use any Business IP Rights.

(c)   No claims

No member of the DRD(IOM) Group has received any demand from any person in relation to the use of any Business IP Rights.

9   Insurance

(a)   Disclosure

The DRD(Offshore) Disclosure Letter contains complete and accurate particulars of all current insurances and cover notes taken out in respect of the business of the DRD(IOM) Group as at the date of this agreement.

(b)   No Voiding

Nothing has been done or omitted to be done which would make any policy of insurance void or voidable or which would permit an insurer to cancel the policy or refuse or materially reduce a Claim or materially increase the premiums payable under the policies.

(c)   Insurance required by law

Each member of the DRD(IOM) Group has effected all insurances required by law to be effected by it, subject to deductibles.

10 Compliance with legislation and laws

(a) Compliance with laws

As far as DRD(Offshore) is aware, each member of the DRD(IOM) Group has complied in all material respects with applicable laws where non-compliance will or would reasonably be likely to have a Material Adverse Effect.

(b) Authorisations obtained

As far as DRD(Offshore) is aware, each member of the DRD(IOM) Group has all necessary Authorisations material to the conduct of its Business and have complied in all material respects with the terms of those Authorisations.

11 Litigation

(a) Company not a party to any litigation

As far as DRD(Offshore) is aware, no member of the DRD(IOM) Group are, or have in the last 2 years been:

(i) a party to any material prosecution or litigation; or

(ii) subject to any material investigation by any Government Agency.

(b) No litigation pending or threatened

As far as DRD(Offshore) is aware, no investigation, prosecution or litigation is pending or threatened against a member of the DRD(IOM) Group.

(c) No claims against Emperor Officers

At the date of this agreement, neither DRD(Offshore) nor DRDGold is aware of any circumstances or information which gives or may give rise to any claim, demand, legal proceedings or cause of action (whether actual or contingent) against any officer (as defined in the Corporations Act) of Emperor.

12 Solvency

(a) No liquidation or winding up

Neither DRD(Offshore) nor any member of the DRD(IOM) Group is insolvent, has gone into liquidation or passed a winding up resolution or received a deregistration notice or applied for deregistration, or have been placed under judicial management.

(b) No petition

No petition or other process for winding up has been presented or threatened against a member of the DRD(IOM) Group and so far as DRD(Offshore) is aware there are no circumstances justifying such a petition or other process.

(c) No writ of execution

No writ of execution has been issued against a member of the DRD(IoM) Group.

(d) No receiver

No receiver or receiver and manager of any part of the undertaking or assets of a member of the DRD(IoM) Group have been appointed.

13 Taxes and duties

(a) Tax Laws

So far as DRD(Offshore) is aware, each member of the DRD(IoM) Group has complied with all applicable Tax Laws.

(b) Accuracy of provisions

(i) So far as DRD(Offshore) is aware, the provision for income tax liability of USD$5,268,000 that will be included in the 2005 audited accounts prepared in respect of DRD (porgera) Limited is adequate.

(ii)   So far as DRD(Offshore) is aware, the provision for tax liability (the materiality of which does not require separate disclosure in the 2005 audited accounts of T olukuma Gold Mining Limited) included in the provision of *"Other Creditors and Accruals"* of Kina 1 ,075,000 is adequate.

(c)   Withholding tax

So far as DRD(Offshore) is aware, any obligation on a member of the DRD(IoM) Group under any Tax Law to withhold amounts at source has been complied with.

(d)   Records

So far as DRD(Offshore) is aware, each member of the DRD(IoM) Group has maintained proper and adequate records to enable it to comply in all material respects with its obligations to:

(i)   prepare and submit any information, notices, computations, returns and payments required in respect of any Tax Law;

(ii)   prepare any accounts necessary for compliance with any Tax Law; and

(iii)   retain necessary records as required by any Tax Law.

(e)   Returns submitted

So far as DRD(Offshore) is aware, each member of the DRD(IoM) Group has, submitted any necessary information, notices, computations and returns to the relevant Government Agency in respect of any Tax or any Duty relating to that member of the DRD(IoM) Group and any such information, notices, computations and returns are so far as DRD(Offshore) is aware, correct and in accordance with the relevant Tax Laws.

(f)   No Tax audit

DRD(Offshore) **is** not aware of any pending or threatened Tax or Duty audit relating to member of the DRD(IOM) Group.

(g)   No disputes

DRD(Offshore) is not aware of any disputes between a member of DRD (IOM) Group and any Government Agency in respect of any Tax or Duty.

(h)   Anti-avoidance

So far as DRD(Offshore) is aware, no member of the DRD(IoM) Group has entered into or been a party to any transaction which contravenes the anti-avoidance provisions of any Tax Law.

14   Information

(a)   Accuracy and completeness

As far as DRD(Offshore) is aware, the information disclosed in writing to Emperor is accurate and complete in all material respects as at the date that it was produced and is not misleading.

Schedule 2 - Emperor's warranties

1 Consideration Shares

(a) Issued capital

Full details of the issued securities in Emperor are set out in the relevant note to Emperor's 2005 annual report and accounts.

(b) No obligation to issue new shares

Other than issued securities set out in the relevant note to Emperor's 2005 annual report and accounts:

(i) Emperor is not under any obligation to issue securities in Emperor, and no person has the right to call for the issue or transfer of, any shares or other securities in Emperor at any time;

(ii) Emperor has not issued securities with conversion rights to shares or securities in it and there are no agreements or arrangements under which options or convertible notes have been issued by it.

(c) No Encumbrances

The Consideration Shares will be issued free and clear of all Encumbrances.

2 Emperor authorised

Emperor has taken all necessary action to authorise the execution, delivery and performance of this agreement in accordance with its terms.

3 Power to buy

Emperor has full power to enter into and perform its obligations under this agreement and can do so without the consent of any other person.

4 No legal impediment

The execution, delivery and performance by Emperor of this agreement comply with:

(a) each law, regulation, Authorisation, ruling, judgment, order or decree of any Government Agency;

(b) the constitution or other constituent documents of Emperor; and

(c) any Encumbrance which is binding on Emperor.

S Accounts

(a) Basis of preparation

The Emperor Accounts fairly represent and are true and accurate statements of the financial situation of Emperor as of the Accounts Date and have been prepared in conformity with Accounting Standards of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001 and on a basis consistent with that of preceding periods.

(b) Position since Accounts Date

Since the Accounts Date, each member of the Emperor Group has been conducted materially in the ordinary course of ordinary business.

6 Compliance with legislation and laws

(a) Compliance with laws

As far as Emperor is aware, each member of the Emperor Group has complied in all material respects with applicable laws where non-compliance will or would reasonably be likely to have a Material Adverse Effect.

(b)   **Authorisations obtained**

As far as Emperor is aware, each member of the Emperor Group has all necessary Authorisations material to the conduct of its business and have complied in all material respects with the terms of those Authorisations.

7   Litigation

(a)   **Company not a party to any litigation**

As far as Emperor is aware, no member of the Emperor Group is, or have in the last 2 years been:

(i)   a party to any material prosecution or litigation; or

(ii)   subject to any material investigation by any Government Agency.

(b)   No litigation pending or threatened

As far as Emperor is aware, no investigation, prosecution or litigation is pending or threatened against a member of the Emperor Group.

(c)   No claims against Emperor Officers

So far as Emperor is aware, at the date of this agreement, no member of the Emperor Group is aware of any circumstances or information which give or may give rise to any claim, demand, legal proceedings or cause of action (whether actual or contingent) against any officer (as defined in the Corporations Act) of Emperor.

S   No liquidation or winding up

No member of the Emperor Group is insolvent, has gone into liquidation or passed a winding up resolution or received a deregistration notice or applied for deregistration, or has been placed under judicial management.

9   No petition

No petition or other process for winding up has been presented or threatened against any member of the Emperor Group and there are no circumstances justifying such a petition or other process.

10   No writ of execution

No writ of execution has been issued against any member of the Emperor Group.

11   No receiver

No receiver or receiver and manager of any part of the undertaking or assets of any member of the Emperor Group has been appointed.

12   Compliance with Continuous Disclosure Obligations

So far as Emperor is aware:

(a)   it has complied with its continuous disclosure obligations under the Listing Rules;

(b)   there is no information, matter or circumstance in relation to which Emperor is relying on Listing Rule 3.1 A to withhold disclosure to the market as required under Listing Rule 3.1.

Schedule 3 - DRD (IOM) Reorganisation

Part A to Schedule 3 -DRD (10MIOM Reorganisation

Pre·DRD (IOM) Reoraanisation structure

Key Steps of DRD (IOM) Reorgainsation

1. **Assets to be transferred out of the DRD IOM) Group -**

    (a)   shares in White Rock Insurance Company (PCG) Limited;

    (b)   shares in Emperor Mines Limited; and

    (c)   shares in Net-Gold Services Limited.

2. **Material contracts to be novated out of the DRD (IOM) Group -**

    (a)   DRD Convertible Loan Facility;

    (b)   Obligations debenture between DRD (IOM) and EGMC dated 22 September 2005;

    (c)   Mortgage of rights deed between EGMC and DRD (IOM) dated 22 September 2005;

    (d)   Mortgage of property deed between EGMC and DRD (IOM) dated 22 September 2005; and

    (e)   Subordination Deed entered into between ANZ Bank, Emperor and DRD (IOM) dated 8 July 2005.

3. **Material contracts to be terminated -**

    (a)   Andisa treasury management agreement between DRD (IOM) and Andisa Treasury Solutions (undated); and

    (b)   Chess Sponsorship agreement between DRD (IOM) and ANZ Bank. Dated 6 November 2004.

4. **Treatment of inter-company loans -** To be repaid or capitalised so that following the DRD (IOM) Reorganisation there are no loans owing to or by DRD (IOM) to a member of the DRDGold Group.

S. **Encumbrances -** Other than the Encumbrances listed in Part B of Schedule 4, there will be no other material Encumbrances in the DRD (IOM) Group following completion of the DRD (IOM) Reorganisation.

6. **Treatment of Investec Facility -** The Investec Facility and associated Encumbrances will either be repaid and terminated or will be varied to remove any recourse to DRD(Offshore) or DRDGold and remain as an undrawn facility available for DRD(IOM) after Completion, subject to the terms of that facility and related security.

7. **Residual liabilities** - Other than as disclosed in the DRD (IOM) Accounts (including without limitation, the contingency provision as provided for in those accounts, provisions for payment of management fees to DRDGold and provision for interest payable on the Convertible Bonds issued by DRDGold payable in November 2005, there will be no material liabilities or contingent liabilities created (including warranties, indemnities and guarantees) as part of the DRD (IOM) Reorganisation.

8   **Tax and stamp duty** - Other than as disclosed in the DRD (IOM) Accounts including the contingency provision as provided for in those accounts, no material adverse tax or stamp duty liability or charges will arise within the DRD (IOM) Group as a result of the DRD (IOM) Reorganisation.

9   **Approvals** - All necessary shareholder and regulatory approvals (including SARB Approval) will be obtained as part of

the DRD (IOM) Reorganisation.

10   Transaction costs and adviser mandates. DRD (IOM) is responsible for the transaction costs associated with the transactions contemplated by this agreement and the related debt facilities to be established for use by DRD (IOM) at or after Completion. A provision has been included in the DRD(IOM) Accounts for the transaction costs which have been paid by or on behalf of DRDGold and for anticipated future costs payable after the date of this agreement. The reimbursement of costs paid by or on behalf of DRDGold will form a debt due to DRDGold which will remain with
DRD (IOM) after Completion. The Contingency provision in the DRD(IOM) Accounts provides, among other things, for further unanticipated costs. Certain of the costs are to be satisfied by the issue of shares in Emperor after completion and DRD (IOM) must procure the issue of those shares by Emperor after completion. In addition, DRD (10M) will take an assignment of the rights of DRDGold under the ANZ Bank mandate for provision of investment banking services relating to the transaction. That mandate engages ANZ Bank to perform certain services and entitles ANZ bank to certain fees in relation to the potential listing of Emperor on a northern hemisphere stock exchange.

Part B to Schedule 3 - Post DRD (10M) Reorganisation structure

Directors* √ Key employees - M Wellesley-Wood*, M Gisborne* (alternate C Tushingham), P Matthews*, Geoffrey Campbell*, I Murray, M Marriott

Registered Office -14/15 Mount Havelock, Douglas, Isle of Man

Material contracts - Operational Support Agreement, DRDA Service Agreement, Deed of Amalgamation, ANZ Project American Eagle Engagement Letter, Questco Project American Eagle Engagement Letter, DRDGold Cost Re-Imbursement Agreement, Macquarie Bank Limited engagement letter

Encumbrances - Permitted

Encumbrances. **Material Contingent**

Liabilities - None.

Share capital- 2,315,001 held by DRD (10M)

Registered office - Level 5, Defens House, Cnr Hunter Street & Champion Pde, Port Moresby, NCD 121 PNG

Directors* √ Key employees - M Wellesley-Wood*; S O'Brien*, R Johnson*, F Kowas* **Material contracts -** Facultative Reinsurance Arrangements with Swiss Re. **Encumbrances -** None.

Material Contingent Liabilities - Normal insurance claims not yet paid, provision for IBNR, PGK 160,000

Share capital- 2 ordinary shares held by DRD (IOM)

Registered office - Level 1 , 490 Upper Edward St, Spring Hill, 4004, Brisbane, Australia

Directors* √ Key employees - M Wellesley-Wood*; I Murray*, Richard Johnson*, A Labuschagne, F Hart, R Niewoudt, G MacDonald, K Pidik, Q Brand, S Millard, S O'Connor, S Solanki, S Spencer, A Thin

Material contracts - DRDA Service Agreement, employment contracts with key employees mentioned, office lease for premises in Brisbane

Encumbrances - None. **Material Contingent Liabilities -** None.

Share capital- 400,000 redeemable preference shares held by DRD (10M)

Registered office - Level 5, Defens House, Cnr Hunter Street & Champion Pde, Port Moresby, NCD 121 PNG

Directors* √ Key employees - M Wellesley-Wood*; S O'Brien*, R Johnson*, F Hart*

Material contracts - Transporting and refining or ore agreement with AGR Matthey, helicopter support agreement wit Heli New Guinea, explosives supply agreement with Orica, fuel supply agreement with Shell, catering contract with Crocodile Catering, vehicle lease with ANZ Bank

Encumbrances - Charges in favour of MRDC and Rothschild / CDC. All monies owing to those parties have been repaid and charges are in the process of being removed. Permitted Encumbrances .. **Material Contingent Liabilities** - None

Share capital- 50,000,000 ordinary shares held by DRD (10M)

Registered office - Level 5, Defens House, Cnr Hunter Street & Champion Pde, Port Moresby, NCD 121 PNG

Directors* √ Key employees - S O'Brien*, R Johnson*, M Wellesley-Wood* and F Kowas **Material contracts** - Porgera Joint Venture Agreement, Mining Development Contract, Porgera Joint Venture Operating Agreement, Compensation and Occupation Fee Agreement, Transporting and refining or ore agreement with AGR Matthey, equipment and spare parts contract with Caterpillar, gas supply contract with Oil Search, explosives supply agreement with Dyno Nobel 22892-1

Encumbrances - Permitted Encumbrances Material Contingent Liabilities - None

_N_o_te_s:

1. The majority of the material contracts form part of Part 3 of the DRD(Offshore) Disclosure Letter.

2. Material contingent liabilities listed are in addition to those liabilities disclosed in the DRD (IOM) Accounts and in the DRD(Offshore) Disclosure Letter.

Schedule 4 - Permitted Encumbrances

Part A - DRD{IoM) Group

PNG Facility Agreement and the PNG Security Documents Investec Facility

Agreements and associated security documents

- (a) Notice of Assignment dated 13 October 2004 and Acknowledgement of Receipt.
- (b) Common Terms Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited (undated).
- (c) Facility A Loan Agreement between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited (undated).
- (d) Shareholder's Guarantee between Durban Roodepoort Deed Limited and Investec Bank (Mauritius) dated 13 October 2004.
- (e) Borrower's Certificate to Investec Bank (Mauritius)
- (ij) Subordination Agreement between Investec Bank (Mauritius), DRD (Isle of Man) Limited, Durban Roodepoort Deed Limited, Dome Resources Pty Limited and DRD Australasia Pty Limited (undated).
- (9) Equitable Mortgage of Shares between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited (undated).
- (h) Memorandum of Deposit between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited (undated).
- (i) Assignment of Accounts between Investec Bank (Mauritius) Limited and DRD (Isle of Man) Limited (13 October 2004).

Part B - Emperor Group

ANZ Facility Agreement and any security documents associated with that facility including those forwarded to Franklyn Legal by Andrew Cooke by email on 16 November 2005

DRD Convertible Loan Agreement and associated security documents

- (a) Obligations debenture between DRD (IOM) and EGMC dated 22 September 2005;
- (b) Mortgage of rights deed between EGMC and DRD (IOM) dated 22 September 2005;
- (c) Mortgage of property deed between EGMC and DRD (IOM) dated 22 September 2005; and
- (d) Subordination Deed entered into between ANZ Bank, Emperor and DRD (IOM) dated 8 July 2005.

Schedule 5 - Tolukuma Gold Mine Tenements

Exploration Licences

EL No
683
580
1264
1327
894
1297
1379
1284
1271
1352
1366

Mining Licences

ML 104

Schedule 6 - Additional confirmatory due diligence matters

In accordance with the requirements of clause 2.1 (j) of this agreement, Emperor hereby specifies the following items as being the subject of ongoing due diligence investigation:

(a)   Accounting due diligence on the **DRD** (IOM) Accounts

(b)   A legal review of the important agreements referred to or attached to the **DRD** Disclosure Letter

(c)   Claim by the Central Provincial Government challenging the validity of the extension of Mining Lease 1 04

Executed as an agreement:

Signed by DRD{Offshore) Limited
by:

Authorised Representative   Witness

Name (please print)   Name (please print)

Signed by DRDGold Limited
by:

Authorised Representative   Witness

Name (please print)   Name (please print)

Signed by Emperor Mines Limited
by:

Secretary/Director   Director

Name (please print)   Name (please print)